UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

Item
1.	Press Release issued by Telecom Italia

NORTEL INVERSORA S.A.

FOR IMMEDIATE RELEASE

Buenos Aires, September 2, 2014

SECURITIES AND EXCHANGED COMMISSION

Dear Sirs,

RE: Press Release issued by Telecom Italia

I am writing to you as Responsible for Market Relations of Nortel Inversora S.A. ( “Nortel”) to attach a copy of the Press Release made public today by Telecom Italia S.p.A., the indirect controlling shareholder of Nortel.

Sincerely,

María Blanco Salgado

Responsible for Market Relations

PRESS RELEASE

TELECOM ITALIA: TERM OF THE SALE OF TELECOM ARGENTINA EXTENDED TO 25 SEPTEMBER

Conditions of the agreement signed with Fintech remain unchanged

Roma, 2 September 2014

Telecom Italia and Fintech have agreed, yesterday evening, to extend to September 25, 2014, at terms and conditions currently in place, the term of the stock purchase agreement entered into on November 13, 2013, for the sale of Telecom Italia’s entire direct and indirect controlling interest in Telecom Argentina.

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131

http://www.telecomitalia.com/investorrelations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: September 2, 2014	By:	/s/ María Blanco Salgado
		Name:	Maria Blanco Salgado
		Title:	Officer in Charge of Market Relations